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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Ridgeview Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

723 W Pacific Avenue, Suite 100

(No. and Street)

Salt Lake City	**UT**	**84104**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

C. Burton Stohl	**801-556-2671**	**bstohl@ridgeviewcap.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius

(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
2/10/2009		**3223**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Clark Burton Stohl_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Ridgeview Capital LLC_____, as of _____12/31_____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Managing Director

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ridgeview Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2025



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Member(s) of
Ridgeview Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ridgeview Capital, LLC (the "Company ") as of December 31, 2025 and the related statement of operations, changes in Member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement in the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I, Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Customer Account Reserve of Broker and Dealers Under Rule 15c3-3 of Securities and Exchange Commission, and Schedule III, Information Relating to Possession or Control Requirement Under Rule 15c3-3 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained in schedule I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2023.

New Delhi, India
Date: February 27, 2026.



INDIA

LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

Ridgeview Capital, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$ 10,866
Total Current Assets	10,866
Fixed Assets	0
Total Assets	$ 10,866

Liabilities and Shareholder's Equity

Liabilities	0
Members' Equity	
Retained earnings	10,866
Total members' equity	10,866
Total liabilities and members' equity	$ 10,866

See accompanying notes to financial statements

Ridgeview Capital, LLC
Statement of Operations
For the Year Ended December 31,2025

Revenues

Expense reimbursement	$	19,392
Total Revenues		19,392

Operating Expenses

Regulatory fees	834
Office, telephone, and supplies	6,576
Professional fees	11,982
Total Expenses	19,392
Net Loss	$ 0

See accompanying notes to financial statements

Ridgeview Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

	Total Members Equity
Balance, January 1, 2025	$ 10,866
Net Loss	0
Balance, December 31, 2025	$ 10,866

See accompanying notes to financial statements

Ridgeview Capital, LLC
Statement of Changes in Cash Flows
For the Year Ended December 31, 2025

Operating Activities

Net Loss	$	0
Adjustments to reconcile net income to net cash provided by Other Current Assets		(0)
Investing Activities		<u>0</u>
Financing Activities		<u>0</u>
Net cash increase for the period		<u>0</u>
Cash - beginning of Year		<u>10,866</u>
Cash – end of the year	$	<u>10,866</u>

See accompanying notes to financial statements

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of Ridgeview Capital, LLC (the "Company"). The Company was originally organized as a Limited Liability Company in the State of Utah as Harvest Growth Partners, LLC on June 6, 2003. The Company subsequently changed its name on November 12, 2003.

The Company operates pursuant to the "non-covered firm" provision under Footnote 74 of SEC Release No. 34-70073 and does not hold funds or securities or owe funds or securities for or owe money or securities to customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 fiscal year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that estimates are reasonable.

c. Cash and Cash Equivalents

Cash includes checking account balance.

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Concentrations of Credit Risk

The Company maintains its cash in federally insured bank accounts. The Company's accounts are all within the FDIC insurance limits. As such, the Company does not anticipate any losses on its cash accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred.

f. Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repair and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Leasehold improvements are amortized over the life of the lease. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Furniture and fixtures   5 years

g. Revenues

On January 1, 2018, The Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018, are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 606.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31,2023 after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred. Interest income is recorded when earned pursuant to the applicable interest rate.

Under ASC 606 – Revenue from Contracts with Customers, the Company recognizes revenue upon the transfer of control of promised goods or services to customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Revenue is recognized by applying the five-step model prescribed under ASC 606, which includes identifying the contract with a customer, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the performance obligations are satisfied. Receivables are recognized when the Company has an unconditional right to consideration, and contract assets or contract liabilities are recorded when the timing of revenue recognition differs from the timing of customer payments.

h. Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally for three years after they are filed.

i. Fair value of Financial Instruments

The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short-term nature of these instruments.

Accounting principles generally accepted in the United States (US GAAP) define fair value as the price that the Company would receive upon selling an investment in an orderly transaction between market participants. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of input are as follows:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 - Quoted prices in active markets for identical investments.

Level 2 - Observable inputs, other than quoted prices, for similar investments in active markets and inputs other than quoted prices that are observable for the investment, such as interest rates, credit risk, yield curves, and similar data.

Level 3 – Unobservable inputs. Level 3 may include financial instruments where there is little if any market activity or whose values require significant management, judgement, or estimation.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2025:

Furniture and fixtures	$ 45,085
Total	45,085
Less: accumulated depreciation	$ (45,085)
Property and equipment, net	$ 0

All property and equipment was fully depreciated as of December 31, 2012; therefore, there was no depreciation expense on property and equipment for the year ended December 31, 2025.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000 or 6 2/3% of Aggregate Indebtedness.

At December 31, 2025, the Company had net capital of $10,866 which was $5,866 in excess of its required net capital of $5,000.

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers.

NOTE 6- RELATED PARTY TRANSACTIONS

Effective January 1, 2009, the Company entered into an expense sharing agreement with a related company, Ridgeview Capital Management. Under this agreement, the Company is required to pay $300 per month for general office expenses and $200 per month for telephone and other expenses. The term of this agreement expired December 31, 2022, but it renews automatically for additional one-year periods unless terminated by either party. Pursuant to this agreement, the Company has recorded office, telephone, and other expenses of $6,000 for the year ended 2025.

NOTE 7 - RELATED PARTY INCOME AND EXPENSES

During the year ended December 31, 2025, a related company paid expenses on behalf of the Company, totaling $19,392 which has been recorded as other income for the year ended December 31, 2025.

NOTE 8 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2025, because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE10-SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2025 through February 27, 2026, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure in these financial statements as of December 31, 2025.

NOTE 11 - RISKS AND UNCERTAINTIES

As a result of the COVI0-19 pandemic, economic uncertainties have arisen which may negatively affect the financial position, results of operations and cash flows

NOTE 11 - RISKS AND UNCERTAINTIES (Continued)

of the Company. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

NOTE 12 – RECENT ACCOUNTING PRONOUNCEMENTS

There were no new accounting pronouncements relevant for the year ended December 31, 2025, that we believe would have a material impact on our financial position or results of operations.

NOTE 13 – SEGMENT REPORTING

The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that The Company operates as one operating segment.

The Company is engaged in a single line of business as a broker-dealer which comprises merger and acquisition advisory services, and arrangement of private placement financing as required. The Company has identified its Managing Director as the chief operating decision maker ("CODM") who uses net income or potential income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (Note 2). The Company derived 0% of total revenues earned during the year ended December 31, 2025, from one customer. The significant expenses of the segment are reported on the accompanying income statement of this report.

Ridgeview Capital, LLC
Schedule I – Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2025

Computation of Net Capital
    Total ownership equity from statement of financial condition $ 10,866

    Non allowable assets:

    FINRA deposits   0

    Net Capital $ 10,866

Computation of Net Capital Requirements
    Minimum net aggregate indebtedness -
        6.67% of net aggregate indebtedness $ 0

    Minimum dollar net capital required $ 5,000

    Net Capital required (greater of above amounts) $ 5,000

    Excess Capital $ 5,866

Net Capital less/greater of 10% of aggregate indebtedness or
120% of minimum dollar amount $ 4,866

Computation of Aggregate Indebtedness

    Total liabilities (from Statement of Financial Condition)   0

    Ratio of indebtedness to net capital   0

Reconciliation

There are no material differences noted in the Company's December 31, 2025
FOCUS Report, Form X-17A, Part II.

    Net capital unaudited $ 10,866

    Adjustments   0

    Audited Net capital $ 10,866

See accompanying notes to financial statements

Ridgeview Capital, LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3.

The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073.

The Company did not, nor will it ever handle customer cash or securities during the year ended December 31, 2025. The Company does not have nor ever had any customer accounts.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3.

The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073.

The Company did not, nor will it ever handle customer cash or securities during the year ended December 31, 2025. The Company does not have nor ever had any customer accounts.







MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Review Report of Independent Registered Public Accounting Firm

To the Member(s) of
Ridgeview Capital, LLC

We have reviewed management's statements, included in the accompanying Ridgeview Capital, LLC's Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1)effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients or referring securities transactions to other broker-dealers and the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025, without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
February 27, 2026.



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India



Ridgeview Capital, LLC Exemption Report

Ridgeview Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17.C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief, the Company states the following:

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to : (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients or referring securities transactions to other broker-dealers and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ridgeview Capital, LLC

I, C. Burton Stohl, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

C. Burton Stohl
January 22, 2026